UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     8    )*

RCN Corporation

(Name of issuer)

Common Stock, par value $.01 per share

(Title of class of securities)

749361200

(CUSIP number)

March 31, 2010

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

13G

CUSIP No. 749361200
1)	Names of reporting persons JGD Management Corp.
2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3)	SEC use only
4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5)	Sole voting power 274,951
	6)	Shared voting power -0-
	7)	Sole dispositive power 274,951
	8)	Shared dispositive power -0-
9)	Aggregate amount beneficially owned by each reporting person 274,951
10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11)	Percent of class represented by amount in Row (9) Approximately 0.8%
12)	Type of reporting person (see instructions) IA, CO

Page 2 of 7 Pages

13G

CUSIP No. 749361200
1)	Names of reporting persons York Capital Management Global Advisors, LLC
2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3)	SEC use only
4)	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with	5)	Sole voting power 5,796,261
	6)	Shared voting power -0-
	7)	Sole dispositive power 5,796,261
	8)	Shared dispositive power -0-
9)	Aggregate amount beneficially owned by each reporting person 5,796,261
10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11)	Percent of class represented by amount in Row (9) Approximately 16.4%
12)	Type of reporting person (see instructions) IA

Page 3 of 7 Pages

Item 1	(a).	Name of Issuer:

RCN Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

196 Van Buren Street Herndon, Virginia 20170

Item 2	(a).	Name of Person Filing:

This Schedule is being filed jointly by JGD Management Corp., a Delaware corporation (“JGD”), and York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA” and, together with JGD, hereinafter sometimes collectively referred to as the “Reporting Persons”), pursuant to an Agreement of Joint Filing attached as Exhibit A to the Amendment to Schedule 13G filed with the Securities and Exchange Commission on February 16, 2010.

This Schedule is being filed by JGD with respect to 274,951 shares of Common Stock directly owned by certain accounts (the “Managed Accounts”) managed by JGD.

This Schedule is being filed by YGA with respect to:

(i) 909,670 shares of Common Stock directly owned by York Capital Management, L.P., a Delaware limited partnership (“York Capital”), the general partner of which is Dinan Management, L.L.C.;

(ii) 1,819,952 shares of Common Stock directly owned by York Investment Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Investment”), the general partner of which is Dinan Management, L.L.C.;

(iii) 780,321 shares of Common Stock directly owned by York Select, L.P., a Delaware limited partnership (“York Select”), the general partner of which is York Select Domestic Holdings, LLC;

(iv) 432,148 shares of Common Stock directly owned by York Credit Opportunities Fund, L.P., a Delaware limited partnership (“York Credit Opportunities”), the general partner of which is York Credit Opportunities Domestic Holdings, LLC;

(v) 722,874 shares of Common Stock directly owned by York Select Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Select Master”), the general partner of which is York Select Domestic Holdings, LLC;

(vi) 88,080 shares of Common Stock directly owned by York Global Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Global Value”), the general partner of which is York Global Value Holdings, LLC;

(vii) 17,812 shares of Common Stock directly owned by York Long Enhanced Fund, L.P., a Delaware limited partnership (“York Long Enhanced”), the general partner of which is York Long Enhanced Domestic Holdings, LLC;

(viii) 818,733 shares of Common Stock directly owned by York Credit Opportunities Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Credit Opportunities Master”), the general partner of which is York Credit Opportunities Domestic Holdings, LLC; and

(ix) 206,671 shares of Common Stock directly owned by Jorvik Multi-Strategy Master Fund, L.P. (“Jorvik”), the general partner of which is Dinan Management, L.L.C.

YGA, the sole managing member of the general partner of each of York Capital, York Investment, York Select, York Credit Opportunities, York Select Master, York Global Value, York Long Enhanced, York Credit Opportunities Master and Jorvik, exercises investment discretion over such investment funds and accordingly may be deemed to have beneficial ownership over the shares of Common Stock directly owned by such investment funds.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The principal business office address of each of JGD and YGA is:

c/o York Capital Management 767 Fifth Avenue, 17th Floor New York, New York 10153

Item 2	(c).	Citizenship:

The place of organization of JGD is Delaware. The place of organization of YGA is New York.

Item 2	(d).	Title of Class of Securities:

Common Stock, par value $.01 per share

Item 2	(e).	CUSIP Number:

749361200

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: .

Page 4 of 7 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(i) JGD

	(a)	Amount beneficially owned: 274,951

	(b)	Percent of class: 0.8%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote 274,951

		(ii)	Shared power to vote or to direct the vote -0-

		(iii)	Sole power to dispose or to direct the disposition of 274,951

		(iv)	Shared power to dispose or to direct the disposition of -0-

(ii) YGA

	(a)	Amount beneficially owned: 5,796,261

	(b)	Percent of class: 16.4%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote 5,796,261

		(ii)	Shared power to vote or to direct the vote -0-

		(iii)	Sole power to dispose or to direct the disposition of 5,796,261

		(iv)	Shared power to dispose or to direct the disposition of -0-

The number of shares beneficially owned and the percentage of outstanding shares represented thereby for each of the Reporting Persons have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above for JGD and YGA are based on 35,276,955 shares of Common Stock outstanding as of March 3, 2010 as reported in the issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 9, 2010.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this statement as beneficially owned by JGD is held by the Managed Accounts, all of which are the advisory clients of JGD. The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this statement as beneficially owned by YGA is held by York Capital, York Investment, York Select, York Credit Opportunities, York Select Master, York Global Value, York Long Enhanced, York Credit Opportunities Master or Jorvik, as the case may be, all of which are subject to YGA’s investment discretion. Each of JGD and YGA disclaims beneficial ownership of all shares of Common Stock reported in this statement pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Page 5 of 7 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: April 12, 2010

JGD MANAGEMENT CORP.

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Operating Officer

Page 6 of 7 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: April 12, 2010

YORK CAPITAL MANAGEMENT GLOBAL ADVISORS, LLC

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Operating Officer

Page 7 of 7 Pages